Beacon Roofing Supply, Inc.
Office of the General Counsel

Ross D. Cooper
Senior Vice President, General Counsel & Secretary
(301) 272-2123 (Direct Dial)
rcooper@beaconroofingsupply.com

March 4, 2009

VIA FACSIMILE AND REGULAR MAIL

Tracey McKoy
Staff Accountant
United States Securities and Exchange Commission
1 Station Place, N.E., Stop 7010
Washington, D.C. 20549

Re:	Beacon Roofing Supply, Inc.
Your File No.: 000-50924

Dear Ms. McKoy:

            On behalf of Beacon Roofing Supply, Inc. (“Beacon”), I write to confirm our telephone call of Tuesday, March 3, 2009 in which I indicated that Beacon will submit its response to Terence O’Brien’s February 27, 2009 letter to Robert R. Buck on or before Friday, April 3, 2009.

Please contact me if you have any questions.  Thank you for your attention to this matter.

Respectfully submitted,

/s/ Ross D. Cooper
Ross D. Cooper

cc:        Robert R. Buck

5244 River Road, Second Floor, Bethesda, MD 20816 ~ 301-272-2123 phone ~ www.beaconroofingsupply.com